

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 12, 2016

Lisa M. Jones
Pioneer ILS Bridge Fund
President
60 State Street
Boston, MA 02109

> **Re: Pioneer ILS Bridge Fund**
> **Registration Statement on Form N-2**
> **Filed July 15, 2016**
> **File Nos. 333-212537; 811-23172**

Dear Ms. Jones:

On July 15, 2016, you filed a registration statement on Form N-2 on behalf of the Pioneer ILS Bridge Fund (the "Trust" or the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. In an October 29, 2013 Investor Alert entitled "Catastrophe Bonds and Other Event-Linked Securities," FINRA highlighted the some of the complexities associated with insurance-linked securities. These include complex definitions such as contract triggers and the need for sophisticated modeling. On page one you indicate the offering will be subject to a $1 million investment minimum and you also disclose that you do not expect a secondary market will develop. However, it is unclear whether advisers and "other qualified intermediaries" may group non-accredited investors together for purposes of meeting the minimums. If the ultimate beneficial owners will or may be retail investors, please tell us more about your distribution plan and provide us with any educational or advertising materials you or your distributors intend to use to inform prospective investors about your product. Also, please clarify whether the shares will contain any restrictive legends preventing their subsequent transfer.

2. The Fund's proposed name, the Pioneer ILS Bridge Fund, implicates Rule 35d-1. Currently you provide an 80% policy tied insurance-linked securities (ILS); however your ILS definition includes securities of companies in the insurance industry. The insurance industry is broad and would appear to include companies that write car, health, home, and life insurance in addition to event-linked policies. Insurance company returns can also vary based on other factors such as portfolio investment results that are not event-linked. Please remove the reference to securities of companies in the insurance industry from your ILS definition or advise why it is appropriate.

3. We note your intention to include derivatives for purposes of determining compliance with your 80% policy. Please tell us how you will value derivatives for this purpose. In this regard please note the staff's position is that the marked to market value should be used.

Prospectus cover page

4. Please disclose the amount of securities being offered. See Item 1.1.c of Form N-2.

5. Please revise the cover page table to include information as to all securities being registered, as requested by Item 1.1.g of Form N-2. Also, please confirm that you have reviewed the instructions, particularly Instructions 3 and 6 to Item 1.1.g as it relates to underwriting discounts and offering costs and, if necessary, revise your disclosure.

Prospectus summary

6. We encourage you to provide a brief summary of the key aspects of your offering, the fund's proposed business, and the types of ILS you will principally invest in. However, the summary of your principal investment strategies and risks is approximately 18 pages long and does not appear to focus on the principal investments you will make or the attendant risks. Please revise your summary to more concisely set forth and emphasize the key aspects of your offering and proposed business. See Rule 421 under the Securities Act and the General Instructions to Form N-2.

7. On page one you indicate that Pioneer or the Distributor may waive the minimum investment requirements. Please revise the Plan of Distribution disclosure to address the circumstances under which you would do so.

8. We note the reference to a potential reorganization into the Pioneer ILS Interval Fund. Please confirm that you have no present intention of doing so and tell us the circumstances under which you would do so.

9. Please clarify the disclosure on page four and elsewhere to disclose the standard maturities of ILS by category.

10. We note the statement that you may use derivatives to hedge investment risk and for speculative purposes. Please ensure that the disclosure accurately describes your use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

11. We note the disclosure on page 20 that the adviser's fee is based on "average daily assets." Please include the term "total" or "net" as appropriate. If the fee is based on total assets, please clarify the incentive this gives the adviser to leverage the portfolio and clarify the Fund's intentions with respect to the use of leverage.

12. Please clarify the minimum amount of proceeds necessary to achieve sufficient operational scale and portfolio diversification. Please explain to investors the risks if you are unable to raise the necessary minimums.

Summary of fund expenses, page 22

13. If the Fund intends to use leverage, please revise the fee table consistent with the requirements of Item 3 of Form N-2.

14. Your Summary indicates you may invest in other investment companies. Please confirm that you do not expect to incur more than 1 basis point in acquired fund fees and expenses and that any such fees up to that amount will be included in other expenses or revise the fee table to include the Fund's expected acquired fund fees and expenses.

Investment objective and principal investment strategies, page 25

15. On page 25 you indicate the adviser considers relative return potential in view of expected relative risk in selecting ILS for investment and also reference the allocation of investments by issuer, peril and geographic exposure. Given the nature of your investments, we believe additional disclosure about the security selection and portfolio construction process is warranted. Without limiting the generality of the foregoing, please:

- provide further insight into the quantitative and qualitative analyses performed by the adviser in determining relative returns and relative risks;
- explain what you mean by relative returns and relative risks, i.e., relative to what?
- describe how the adviser intends to allocate investments by issuer, peril and geographic exposure, including any portfolio construction constraints it intends to adhere to; and,
- describe the types of perils and geographic exposures you will maintain exposure to.

In revising your disclosure, please focus on what you intend to do, as opposed to what you "may" do.

16. We note your statement that ILS "may include" followed by a list of various investment types. You use ILS for purposes of your names rule policy accordingly we believe your ILS definition should be written to clearly and concisely list the investments that will count towards compliance with your names rule policy. Please eliminate "may" here.

17. We note your intention to invest in derivatives, including derivatives that provide exposure to ILS and to engage in reverse repurchase transactions. Economically ILS appear to have some characteristics that are similar to credit default swaps. In order to assist us in our review, please:

- explain to us how a derivative providing exposure to ILS works – for example, how does its value change relative to the underlying ILS and how do you hedge; and,
- explain to us whether you intend to use ILS as collateral for derivatives transactions or in connection with reverse repurchase agreements.

18. On page 28 you indicate that quota share instruments are a form of proportionate reinsurance in which an investor participates in the premiums and losses of a reinsurer's portfolio of catastrophe-orientated policies, according to a pre-defined percentage. Please clarify whether potential losses under these instruments may exceed the amount invested and, if so, how you invest in them consistent with the leverage limits applicable to a closed-end fund.

Risk factors, page 34

19. We note the disclosure on page 34 and elsewhere that you may have "limited transparency into the individual underlying contracts" and "must rely upon the risk assessment and sound underwriting practices of the issuer" when you invest in structured reinsurance investments. Please tell us more about the information available to you in connection with your initial investment decision and on-going valuation obligations. In addition, please revise your Net asset value disclosure on page 63 to clearly explain how these securities are valued for purposes of calculating NAV.

20. We note the statement on page 34 and elsewhere that one of the risks associated with ILS is that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. Based on the information available to you, is there any information suggesting models are becoming less reliable at predicting trigger events? Is there any climate, economic, or environmental factors causing models to be less predictive? If so, revise to specifically address.

21. We note the statements on page 43 that the tax treatment of certain ILS "is not entirely clear," that certain ILS may generate income that is not qualifying income, and that certain investments may be treated as equity in passive foreign investment companies.

The overall significance of this risk is unclear from the heading "Tax risk." Please revise to highlight it. In addition, please explain to us why you believe you will be able to qualify as a regulated investment company for tax purposes.

22. Please revise your concentration risk factor to disclose any industry you will concentrate in.

23. In several locations you reference counterparty risk disclosure, however you do not appear to address counterparty risk under a separate header in your risk factor disclosure. Please revise to separately address your material counterparty risk exposures.

Purchase of shares, page 50

24. We note your statement on page 50 that there is no minimum investment requirement for employees of Pioneer and its affiliates, and employees of legal counsel to the Fund. Some of these employees may not be accredited investors, and given the complexity of your investments, we are concerned that these investors may not be able to understand the risks. Please consider limiting your offering to accredited investors or explain to us how the distributors will assess product suitability for these types of investors.

Net asset value, page 63

25. On page 63 you state that event-linked bonds and other ILS are valued at the bid price obtained from third party pricing services. Please tell us why the mean between the last available bid and asked prices is not used.

Certain provisions of the agreement and declaration of trust and by-laws, page 64

26. Please revise your disclosure to address Section 4.3 of your Declaration of Trust with respect to shareholders' rights as third party beneficiaries of your contracts. In addition, please address Section 9.8 as it relates to shareholders' abilities to bring certain derivative and direct actions.

Back cover page

27. Please disclose the information required by Rule 481(e) under the Securities Act or advise why it is not required. See Item 2.3 of Form N-2.

Statement of Additional Information

Investment policies, risks and restrictions, page 1

28. We note your statement under Structured reinsurance investments on page three that there is no assurance that the ILS in which you'll invest will be structured as bankruptcy

remote SPVs or that a court would uphold the structure. If this is a principal risk, please advise where and how it is addressed in your prospectus disclosure.

Trustees and officers, page 36

29. Please clarify that you also present "Other Directorships Held by Trustee" for the past five years.

Investment adviser and other fund service providers, page 44

30. We note the reference on page 44 to an expense limitation agreement. Please tell us your intentions with respect to this arrangement and, if warranted, update your prospectus disclosure.

Part C

Item 25 Financial Statements and Exhibits

31. We note that you have not filed several exhibits required by Form N-2. We review and frequently comment upon these exhibits. Please plan accordingly.

Agreement and Declaration of Trust

32. Section 8.4 indicates you may pay redemption proceeds in cash or in property or any combination thereof. It appears that your portfolio will consist primarily of complex, illiquid securities sold in private placements to accredited investors. Please confirm whether you will pay redemption proceeds in property or not.

Item 34 Undertakings

33. Please advise why the Undertakings requested by paragraphs 1 and 2 are not applicable.

Accounting Comment

Summary

34. Please clarify that the advisory fee is based on average daily net assets as disclosed on page 46.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions on accounting related matters, please call Chad Eskildsen at 202-551-6951. If you have any other questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Senior Counsel

cc: Morgan, Lewis & Bockius LLP
            Jeremy Kantrowitz
            Roger Joseph
            Toby Serkin

        Pioneer ILS Bridge Fund
            Terrence Cullen
            Christopher Kelley
            Thomas Reyes